Exhibit 99.46

PyroGenesis Comments on Recent Trading Activity;

Provides Additional Insight to Pending Torch Orders

MONTREAL, Quebec (GlobeNewswire – September 11th, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, issues this press release in response to a sudden decline in its stock price this afternoon.

Given the recent decline, and inquiries from investors, the Company confirms the following:

Everything material has been disclosed by the Company in either its press releases or financial reports. PyroGenesis further confirms that none of the contracts press released are at risk. Last but not least, the Company wishes to reassure PyroGenesis’ shareholders that we remain on track with our current and prospective projects.

“There seems to be an indication that certain comments made by a fund manager in the course of an interview lead to this decline. In the interview it appears that one could conclude that he suggested that he did not expect more than 1 to 2 torches to be sold by PyroGenesis within the next 3-6 months,” said Mr. P. Peter Pascali, CEO and President of PyroGenesis. “Although I respect analysis done by third parties, I am also aware of the challenges that this presents to these same very same analysts who, by the very nature of the job, are always on the outside looking in. This is also exasperated by the pressure they have of providing insight within sound bites. Having said that I can confirm that the Company has visibility on more torch orders than that alluded to in the interview. In fact, I can confirm that the current status of torch negotiations with various clients anticipate closing more than 1-2 torch deals in well under 3 months, let alone 3-6 months. These comments are not meant to reflect badly on the analyst in question, but merely to provide additional insight that only a CEO with full information can, and which I felt, under the circumstances, was necessary.”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, cutting-edge contract research, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development,

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/